Exhibit 99.3

WIPRO LIMITED – CONSOLIDATED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore – 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

CONSOLIDATED STATUTORILY AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2014

( in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Nine months ended		Year ended
		December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013	March 31, 2014
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	120,851	118,160	113,274	351,466	320,513	437,549
	b) Other operating income	—	—	—	—	—	—
	Total income from operations (net)	120,851	118,160	113,274	351,466	320,513	437,549
2	Expenses
	a) Cost of materials consumed	5	10	627	34	781	2,054
	b) Purchase of stock-in-trade	7,392	7,401	7,002	21,345	20,322	27,670
	c) (Increase)/Decrease in inventories of finished stock,
	work-in-progress and stock in process	(1,622)	(381)	(131)	(2,080)	(468)	54
	d) Employee compensation	57,175	56,947	52,788	168,011	153,846	206,568
	e) Depreciation and amortisation expense	3,647	3,075	3,109	9,556	8,226	11,106
	f) Sub contracting/technical fees/third party application	14,123	13,067	11,174	38,868	31,921	43,521
	g) Other expenditure	16,097	14,979	15,287	44,865	42,342	57,222
	Total expense	96,817	95,098	89,856	280,599	256,970	348,195
3	Profit from operations before other income, finance costs and exceptional items (1-2)	24,034	23,062	23,418	70,867	63,543	89,354
4	Other Income	5,035	5,109	3,812	14,383	10,585	14,542
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	29,069	28,171	27,230	85,250	74,128	103,896
6	Finance Cost	810	989	898	2,687	2,049	2,891
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	28,259	27,182	26,332	82,563	72,079	101,005
8	Exceptional items	—	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	28,259	27,182	26,332	82,563	72,079	101,005
10	Tax expense	6,228	6,199	6,060	18,369	16,064	22,600
11	Net profit from ordinary activities after tax (9-10)	22,031	20,983	20,272	64,194	56,015	78,405
12	Extraordinary items (net of tax expense)	—	—	—	—	—	—
13	Net profit for the period (11+12)	22,031	20,983	20,272	64,194	56,015	78,405
14	Share in earnings of associates	—	—	—	—	—	—
15	Minority interest	(103)	(135)	(125)	(386)	(312)	(438)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	21,928	20,848	20,147	63,808	55,703	77,967
17	Paid up equity share capital (Face value 2 per share)	4,937	4,935	4,931	4,937	4,931	4,932
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year						338,567
19	EARNINGS PER SHARE (EPS)
	Before extraordinary items
	Basic (in )	8.92	8.49	8.20	25.97	22.69	31.76
	Diluted (in )	8.88	8.45	8.18	25.85	22.62	31.66
	After extraordinary items
	Basic (in )	8.92	8.49	8.20	25.97	22.69	31.76
	Diluted (in )	8.88	8.45	8.18	25.85	22.62	31.66
20	Public shareholding (1)
	Number of shares	608,391,868	607,829,785	605,731,374	608,391,868	605,731,374	606,514,878
	Percentage of holding (as a % of total public shareholding)	25.14%	25.12%	25.05%	25.14%	25.05%	25.08%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	-Number of shares	Nil	Nil	Nil	Nil	Nil	Nil
	-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil	Nil
	-Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil	Nil
	b) Non-encumbered
	-Number of shares (2)	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464
	-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%	100%	100%
	-Percentage of shares (as a % of the total share capital of the company, excluding ADS Shareholding)	74.86%	74.88%	74.95%	74.86%	74.95%	74.92%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
(2)	Includes 440,557,453 (September 30, 2014: 440,557,453 ; December 31, 2013: 440,557,453; March 31, 2014: 440,557,453) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of complaints received for the period October 1, 2014 to December 31, 2014
Sl No.	Nature of the complaint	Nature	Unresolved as at 01.10.2014	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved as at 31.12.2014
1	Non-Receipt of Securities	Complaint	—	1	1	—
2	Non Receipt of Annual Reports	Complaint	—	11	11	—
3	Correction / Duplicate / Revalidation of dividend warrants / Demerger Fractional Payout Warrants	Request	—	167	167	—
4	SEBI/Stock Exchange Complaints	Complaint	—	2	2	—
5	Non Receipt of Dividend warrants	Complaint	—	59	59	—
	TOTAL		—	240	240	—

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1.	The condensed consolidated interim financial results of the Company for the quarter ended December 31, 2014 have been approved by the directors of the Company at its meeting held on January 16, 2015. The statutory auditors have expressed an unqualified audit opinion.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to Nil, 1 and 43 for the quarter ended December 31, 2014, September 30, 2014 and December 31, 2013, respectively, 2 and 70 for the nine months ended December 31, 2014 and December 31, 2013, respectively and 79 for the year ended March 31, 2014.

4.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(In Millions)
	As at
	December 31, 2014		March 31, 2014
Designated derivative instruments
Sell		$977		$516
		£186		£51
		€159		€78
	AUD	23	AUD	9
Interest rate swaps		$150		$150

	(In Millions)
	As at
	December 31, 2014		March 31, 2014
Net investment hedges in foreign operations
Others		$220		$220
		€—		€25
Non designated derivative instruments
Sell		$824		$1,061
		£64		£112
		€57		€63
	AUD	53	AUD	99
		¥490		¥490
	SGD	13	SGD	8
	ZAR	69	ZAR	223
	CAD	24	CAD	10
	CHF	10	CHF	—
Buy		$600		$585

5.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended December 31, 2014, are available on our company website www.wipro.com

6.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.

IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During FY 2013-14, the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended December 31, 2014, September 30, 2014 and December 31, 2013, and nine months ended December 31, 2014 and December 31, 2013, and year ended March 31, 2014 is as follows:

	Quarter ended			Nine months ended		Year ended
Particulars	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013	March 31, 2014
Revenue
IT Services
BFSI	29,177	28,411	27,305	85,653	77,567	106,035
HLS	13,247	12,176	10,914	36,713	29,855	41,130
RCTG	16,005	15,218	15,116	45,951	43,481	58,893
ENU	18,637	18,333	16,625	53,792	46,750	63,923
MFG	20,718	19,894	19,199	59,721	55,328	74,423
GMT	15,661	15,203	14,115	45,933	40,335	55,105
Others	—	—	—	—	—	—

Total of IT Services	113,445	109,235	103,274	327,763	293,316	399,509
IT Products	7,740	9,152	10,155	24,552	27,695	38,785
Reconciling Items	(334)	(226)	(112)	(847)	(428)	(666)

Total	120,851	118,161	113,317	351,468	320,583	437,628

Segment Result
IT Services
BFSI	7,035	6,245	6,377	19,904	17,148	24,153
HLS	2,981	2,422	1,847	7,534	5,155	7,637
RCTG	3,255	3,205	3,164	9,648	8,964	13,012
ENU	4,262	4,668	4,683	13,483	12,531	17,418
MFG	4,228	4,034	4,565	12,630	12,439	17,348
GMT	3,438	3,496	2,845	10,696	8,237	11,569
Others	—	608	—	583	—	—
Unallocated	(458)	(524)	309	(1,606)	(195)	(804)

Total of IT Services	24,741	24,154	23,790	72,872	64,279	90,333
IT Products	89	62	(116)	316	167	310
Reconciling Items	(796)	(1,154)	(256)	(2,321)	(903)	(1,289)

Total	24,034	23,062	23,418	70,867	63,543	89,354
Finance Expense	(810)	(989)	(898)	(2,687)	(2,049)	(2,891)
Finance and Other Income	5,035	5,109	3,812	14,383	10,585	14,542

Profit before tax	28,259	27,182	26,332	82,563	72,079	101,005
Income tax expense	(6,228)	(6,199)	(6,060)	(18,369)	(16,064)	(22,600)

Profit for the period	22,031	20,983	20,272	64,194	56,015	78,405

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Quarter ended			Nine months ended		Year ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013	March 31, 2014
India	10,649	10,668	11,592	32,388	33,591	46,235
Americas	58,735	57,133	51,751	168,744	146,839	200,343
Europe	31,818	30,884	31,543	94,069	88,265	120,868
Rest of the world	19,649	19,476	18,431	56,267	51,888	70,182

	120,851	118,161	113,317	351,468	320,583	437,628

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the quarter ended December 31, 2014, September 30, 2014 and December 31, 2013, nine months ended December 31, 2014 and December 31, 2013 and year ended March 31, 2014.

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty amounting to Nil, 1 and 43 for the quarter ended December 31, 2014, September 30, 2014 and December 31, 2013, respectively, 2 and 70 for the nine months ended December 31, 2014 and December 31, 2013, respectively and 79 for the year ended March 31, 2014. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

e)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

f)	For evaluating the performance of the individual business segments, amortization of customer related intangibles acquired through business combinations are reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payment terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

7.	The Company has granted Nil, Nil and 30,000 options under RSU Options Plan and Nil, 35,000 and Nil options under ADS during the quarter ended December 31, 2014, September 30, 2014 and December 31, 2013 and 2,480,000 and 30,000 options under RSU Plan and 1,689,500 and Nil options under ADS during the nine months ended December 31, 2014 and 2013, respectively and 30,000 options under RSU Plan and Nil options under ADS during the year ended March 31, 2014.

8.	Business Combination

Opus Capital Markets Consultants LLC

On January 14, 2014, the Company had obtained control of Opus Capital Markets Consultants LLC (‘Opus’) by acquiring 100% of its share capital. Opus is a US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offerings in mortgage origination, servicing and secondary market.

The acquisition was executed through a share purchase agreement for a consideration of 4,589 million (US$ 75 million) which includes a deferred earn-out component of 1,285 million (US$ 21 million), which is dependent on achievement of revenues and earnings over a period of 3 years. This earn-out liability was fair valued at 782 million and recorded as part of preliminary purchase price allocation.

During the current period, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Consequently, the earn-out liability was recorded at 589 million. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Assets
Cash and cash equivalents	22	—	22
Property, plant & equipment (including software)	160	—	160
Trade receivable	456	—	456
Other assets	20	—	20
Customer related intangibles	—	234	234
Non-compete arrangement	—	216	216
Liabilities
Other liabilities	(258)	—	(258)
Deferred income taxes, net	—	(133)	(133)

Total	400	317	717

Goodwill			2,810

Total purchase price			3,527

The goodwill of 2,810 comprises of value of expected synergies arising from the acquisition.

As at the period end, the fair value of earn-out liability was determined to be 144 as a result of changes in estimates of revenue and earnings over the earn-out period. The revision of the estimates inter alia has resulted in reduction in the carrying value of intangibles recognized on acquisition. Accordingly, a net gain of 470 has been recorded in the statement of income.

The fair value of earn-out consideration as at the period end was estimated by applying the Discounted Cash Flow approach. The fair value estimates are based on discount rate of 7% and probability adjusted revenue and earnings estimates.

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc. (‘ATCO I-Tek’) by acquiring 100% of its share capital. ATCO I-Tek is a Canada based provider of IT services to ATCO Ltd. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The acquisition was executed through a share purchase and sale agreement for Canada and asset sale and purchase agreement for Australia for an all-cash consideration of 11,420 million (Canadian Dollars 204 million).

The following table presents the provisional allocation of purchase price:

Description	Purchase price allocated
Assets
Cash	71
Property, plant & equipment (including capital work-in-progress and software)	1,407
Trade receivables	210
Other assets	296
Customer related intangibles	8,073
Liabilities
Trade payables and accrued liabilities	(755)
Deferred income taxes, net	(2,115)

Total	7,187

Goodwill	4,233

Total purchase price	11,420

The goodwill of 4,233 comprises of value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes. The purchase consideration was settled in cash.

If the acquisition had occurred on April 1, 2014, management estimates that consolidated revenue for the Company would have been 354,062 and the profit after taxes would have been 64,638 for nine months ended December 31, 2014. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on dates indicated or that may result in the future.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation based on an independent third party appraisal may result in certain adjustments to the above allocation.

9.	Subsequent Events

On January 16, 2015, the Board of Directors of the Company declared an interim dividend of 5 ($ 0.08) per equity share and ADR (250% on an equity share of par value of 2).

10.	Stand-alone information (Audited)

Particulars	Quarter ended			Nine Months ended		Year ended
	December 31, 2014	September 30, 2014	December 31, 2013 *	December 31, 2014	December 31, 2013*	March 31, 2014
Income from Operations (Net)	105,212	103,582	101,020	309,835	287,315	391,333
Profit before tax	25,886	25,904	26,771	78,224	66,442	96,082
Profit after tax	19,923	19,920	20,633	60,515	50,345	73,874

*	Re-casted to give effect to the scheme of amalgamation of Wipro Energy IT Services India Private Limited and Wipro Technology Services Limited, (wholly owned subsidiaries) with Wipro Limited as approved by the Honorable High Court of Karnataka, with April 1, 2013 being the appointed date.

	By order of the Board,	WIPRO LIMITED
	for, Wipro Limited	Regd. Office: Doddakanneli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore - 560 035,
Date: January 16, 2015	Chairman	www.wipro.com

CIN: L32102KA1945PLC020800;

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India

Website: www.wipro.com; Email id - info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054